                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*


                         ITT Educational Services, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                  45068B 10 9
                                 (CUSIP Number)


                                           ITT Corporation
               Richard S. Ward             1330 Avenue of the Americas
               (212) 258-1327              New York, NY 10019

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 29, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following
box /   /.

         Check the following box if a fee is being paid with the statement
/ X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45068B 10 9

1)          Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            ITT Destinations, Inc.
            88-03400591

--------------------------------------------------------------------------------

2)          Check the Appropriate Box if a Member of a Group          (a) /___/
            (See Instructions)                                        (b) /___/

--------------------------------------------------------------------------------

3)          SEC Use Only

--------------------------------------------------------------------------------

4)          Source of Funds (See Instructions)                   Not Applicable

--------------------------------------------------------------------------------

5)          Check if Disclosure of Legal Proceeding is Required Pursuant to
            Items 2(d) or 2(e)                                            /___/

--------------------------------------------------------------------------------

6)          Citizenship or Place of Organization

            Nevada

--------------------------------------------------------------------------------

  Number of               (7)     Sole Voting Power
  Shares
Beneficially                      10,000,000
  Owned By
   Each                           ---------------------------------------------
 Reporting
  Person                  (8)     Shared Voting Power
   With
                                            - 0 -

                                  ---------------------------------------------

                          (9)     Sole Dispositive Power

                                  10,000,000

                                  ---------------------------------------------

                        (10)      Shared Dispositive Power

                                           -0-
                                  ---------------------------------------------

11)       Aggregate Amount Beneficially Owned by Each Reporting Person

          10,000,000

--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares  (See Instructions)                                       /___/

--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

         83.3%

--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)

         CO

--------------------------------------------------------------------------------



Item 1.       Security and Issuer.

              Common Stock, $.01 par value, of ITT Educational Services, Inc., 5975 Castle Creek Parkway, N. Drive, Indianapolis, IN 46250.

Item 2.       Identity and Background.

              The person filing this statement is ITT Destinations, Inc., a Nevada corporation ("ITT Destinations"), whose principal business office is located at 1330 Avenue of the Americas, New York, NY 10019-5490.

              ITT Destinations is a wholly-owned subsidiary of ITT Corporation, a Delaware corporation ("ITT"), whose principal business office is located at 1330 Avenue of the Americas, New York, NY 10019-5490. ITT is a diversified enterprise engaged through its subsidiaries in Insurance, Industries, and Hospitality, Entertainment and Information Services.

              For information concerning the sole director and executive officer of ITT Destinations, see Schedule A. For additional information concerning the directors and executive officers of ITT, see Schedule B.

              Neither ITT Destinations nor ITT has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor, to the best knowledge and belief of ITT Destinations and ITT, has anyone listed in the attached Schedule A and Schedule B been convicted in such a proceeding.

              To the best knowledge and belief of ITT Destinations and ITT, during the past five years none of ITT Destinations, ITT or anyone listed on the attached Schedule A and Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              On September 29, 1995, 10,000,000 shares of the Issuer's Common Stock, $.01 par value, were contributed by ITT to ITT Destinations in contemplation of a division of the businesses of ITT in which ITT Destinations will change its name to ITT Corporation and succeed to all of ITT's interests in its Hospitality, Entertainment and Information Services businesses (of which the Issuer is a part). There was no consideration paid for the shares.

Item 4.       Purpose of Transaction.

              The securities reported on herein were acquired through the contribution described in Item 3. Neither ITT Destinations nor ITT has any plans or proposals which relate to Item 4(a) through 4(j).

Item 5.       Interest in Securities of the Issuer.

              ITT Destinations owns 10,000,000 shares (83.3%) of the Issuer's outstanding Common Stock, $.01 par value. ITT does not own any of the Issuer's capital stock.

              ITT Destinations has sole power with respect to the voting and disposition of such securities. ITT does not have any such power other than in its current capacity as parent of ITT Destinations.

              There have been no transactions by ITT Destinations or ITT in the securities of the Issuer during the past sixty days, except for the above-described receipt by ITT Destinations of 10,000,000 shares of the Issuer's Common Stock on September 29, 1995.

              To the best knowledge of ITT Destinations and ITT, no executive officer or director of ITT Destinations or ITT (a) owns any shares of the Issuer's Capital Stock except as indicated on pages 1, 2, 7 and 25 of Schedule B; (b) has a right to acquire shares of the Issuer's Capital Stock; or (c) has engaged in any transaction in the Issuer's Capital Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              The Issuer's Board of Directors includes two non-employee directors and four executive officers of ITT, all of whom were designated by ITT to serve on such Board. All of these persons are expected to serve in similar capacities with ITT Destinations after the contemplated division of ITT's businesses and ITT Destinations' change of name to ITT Corporation.

Item 7.       Material to be Filed as Exhibits.

              None




              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  October 16, 1995                          ITT DESTINATIONS, INC.



                                        By
                                             ---------------------------------
                                                     Robert A. Bowman
                                                         President

                                                                      Schedule A
                                                                   (Page 1 of 1)




                            IDENTITY AND BACKGROUND





(a)      Robert A. Bowman


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      President, Treasurer and Secretary
         ITT Destinations, Inc.
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                  (Page 1 of 25)




                            IDENTITY AND BACKGROUND





(a)      Bette B. Anderson (a Director of ITT)


(b)      1020 19th Street, N.W.
         Suite 800
         Washington, D.C. 20036


(c)      President
         Kelly, Anderson, Pethick & Associates, Inc.
         1020 19th Street, N.W.
         Suite 800
         Washington, D.C. 20036


(f)      U.S.


         Mrs. Bette B. Anderson is the beneficial owner of 500 shares of ITT Educational Services, Inc. common stock; all purchased prior to June 30, 1995.

                                                                      Schedule B
                                                                  (Page 2 of 25)




                            IDENTITY AND BACKGROUND





(a)      Rand V. Araskog


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Chairman, President, Chief Executive and Director
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.


         Mr. Rand V. Araskog is the beneficial owner of 5,000 shares of ITT Educational Services, Inc. common stock; all purchased prior to June 30, 1995.

                                                                      Schedule B
                                                                  (Page 3 of 25)




                            IDENTITY AND BACKGROUND





(a)      Nolan D. Archibald (a Director of ITT)


(b)      701 East Joppa Road
         Towson, MD 21204


(c)      Chairman, President and Chief Executive Officer
         The Black & Decker Corporation
         701 East Joppa Road
         Towson, MD 21204


(f)      U.S.

                                                                      Schedule B
                                                                  (Page 4 of 25)




                            IDENTITY AND BACKGROUND





(a)      Robert A. Bowman


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Executive Vice President and Chief Financial Officer
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)              U.S.

                                                                      Schedule B
                                                                  (Page 5 of 25)




                            IDENTITY AND BACKGROUND





(a)      Peter A. Boynton


(b)      1801 Century Park East
         Los Angeles, CA 90067


(c)      Senior Vice President, ITT Corporation
         President and Chief Executive Officer
         Caesars World, Inc.
         1801 Century Park East
         Los Angeles, CA 90067


(f)      U.S.

                                                                      Schedule B
                                                                  (Page 6 of 25)




                            IDENTITY AND BACKGROUND





(a)      Robert A. Burnett (a Director of ITT)


(b)      1716 Locust Street
         Des Moines, IA 50309-3023


(c)      Chairman and Chief Executive Officer (Retired)
         Meredith Corporation
         1716 Locust Street
         Des Moines, IA 50309-3023


(f)      U.S.

                                                                      Schedule B
                                                                  (Page 7 of 25)




                            IDENTITY AND BACKGROUND





(a)      Juan C. Cappello


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President and Director, Corporate Relations
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.


         Mr. Juan C. Cappello is the beneficial owner of 200 shares of ITT Educational Services, Inc. common stock; all purchased prior to June 30, 1995.

                                                                      Schedule B
                                                                  (Page 8 of 25)




                            IDENTITY AND BACKGROUND





(a)      Gerald C. Crotty


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President, ITT Corporation
         Chairman, President and Chief Executive Officer
         ITT Information Services, Inc.
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                  (Page 9 of 25)




                            IDENTITY AND BACKGROUND





(a)      Jon F. Danski


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President and Controller
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 10 of 25)




                            IDENTITY AND BACKGROUND





(a)      Michel David-Weill (a Director of ITT)


(b)      30 Rockefeller Plaza
         New York, NY 10020


(c)      Chairman
         Lazard Freres & Co. LLC
         30 Rockefeller Plaza
         New York, NY 10020


(f)      French

                                                                      Schedule B
                                                                 (Page 11 of 25)




                            IDENTITY AND BACKGROUND





(a)      D. Travis Engen


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Executive Vice President
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 12 of 25)




                            IDENTITY AND BACKGROUND





(a)      S. Parker Gilbert (a Director of ITT)


(b)      1251 Avenue of the Americas
         New York, NY 10020


(c)      Chairman
         Morgan Stanley Advisory Board
         1251 Avenue of the Americas
         New York, NY 10020


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 13 of 25)




                            IDENTITY AND BACKGROUND





(a)      Louis J. Giuliano


(b)      1650 Tysons Boulevard
         Suite 1700
         McLean, VA 22101


(c)      Senior Vice President, ITT Corporation
         President and Chief Executive Officer
         ITT Defense & Electronics, Inc.
         1650 Tysons Boulevard
         Suite 1700
         McLean, VA 22101


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 14 of 25)




                            IDENTITY AND BACKGROUND





(a)      Nicholas J. Glakas


(b)      1600 M Street, N.W.
         Washington, D.C. 20036


(c)      Senior Vice President, ITT Corporation
         1600 M Street, N.W.
         Washington, D.C. 20036


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 15 of 25)




                            IDENTITY AND BACKGROUND





(a)      Timothy D. Leuliette


(b)      3000 University Drive
         Auburn Hills, MI 48321-7016


(c)      Senior Vice President, ITT Corporation
         President and Chief Executive Officer
         ITT Automotive, Inc.
         3000 University Drive
         Auburn Hills, MI 48321-7016


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 16 of 25)




                            IDENTITY AND BACKGROUND





(a)      Paul G. Kirk, Jr. (a Director of ITT)


(b)      One Post Office Square
         Boston, MA 02109


(c)      Of Counsel
         Sullivan & Worcester
         One Post Office Square
         Boston, MA 02109


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 17 of 25)




                            IDENTITY AND BACKGROUND





(a)      Daniel F. Lundy


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President and Director, Taxes
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 18 of 25)




                            IDENTITY AND BACKGROUND





(a)      General Edward C. Meyer (Ret.) (a Director of ITT)


(b)      551 Madison Avenue
         New York, NY 10022


(c)      Chairman
         GRC International
         551 Madison Avenue
         New York, NY 10022


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 19 of 25)




                            IDENTITY AND BACKGROUND





(a)      Bertil T. Nilsson


(b)      445 Godwin Avenue
         Midland Park, NJ 07432


(c)      Senior Vice President, ITT Corporation
         President and Chief Executive Officer
         ITT Fluid Technology Corporation
         445 Godwin Avenue
         Midland Park, NJ 07432


(f)      Swedish

                                                                      Schedule B
                                                                 (Page 20 of 25)




                            IDENTITY AND BACKGROUND





(a)      Ralph W. Pausig


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President and Director, Human Resources
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 21 of 25)




                            IDENTITY AND BACKGROUND





(a)      Dr. Benjamin F. Payton (a Director of ITT)


(b)      Tuskegee University
         Kresge Center, 3rd Floor
         Tuskegee, AL 36083


(c)      President
         Tuskegee University
         Kresge Center, 3rd Floor
         Tuskegee, AL 36083


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 22 of 25)




                            IDENTITY AND BACKGROUND





(a)      Ann N. Reese


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Senior Vice President and Treasurer
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 23 of 25)




                            IDENTITY AND BACKGROUND





(a)      Richard S. Ward


(b)      1330 Avenue of the Americas
         New York, NY 10019-5490


(c)      Executive Vice President and General Counsel
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY 10019-5490


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 24 of 25)




                            IDENTITY AND BACKGROUND





(a)      Daniel P. Weadock


(b)      60 State Street
         Boston, MA 02109


(c)      Senior Vice President, ITT Corporation
         President and Chief Executive Officer
         ITT Sheraton Corporation
         60 State Street
         Boston, MA 02109


(f)      U.S.

                                                                      Schedule B
                                                                 (Page 25 of 25)




                            IDENTITY AND BACKGROUND





(a)      Margita E. White (a Director of ITT)


(c)      1776 Massachusetts Avenue, N.W.
         Suite 310
         Washington, D.C. 20036


(c)      President
         The Association for Maximum Service Television, Inc.
         1776 Massachusetts Avenue, N.W.
         Suite 310
         Washington, D.C. 20036


(f)      U.S.


         Mrs. Margita E. White is the beneficial owner of 1,000 shares of ITT Educational Services, Inc. common stock; all purchased prior to June 30, 1995.